January 7, 2026

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Ideal Power Inc.

Registration Statement on Form S-3

Filed December 30, 2025

File No. 333-292492

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ideal Power Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Friday, January 9, 2026, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

IDEAL POWER INC.

By:	/s/ Timothy Burns
Timothy Burns
Chief Financial Officer